UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.**)*
DUNCAN ENERGY PARTNERS L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
265026 10 4
(CUSIP Number)
Richard H. Bachmann
1100 Louisiana Street,
10th Floor
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)
April 27, 2010
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     **This Schedule 13D includes amendments to prior Schedule 13Ds made by reporting persons as further explained in Item 1.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Randa Duncan Williams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		34,425,140

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		34,425,140

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	34,425,140

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	59.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the Dan Duncan LLC Voting Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,783,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,783,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,783,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.6%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the EPCO, Inc. Voting Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		99,453

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		99,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	99,453

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Estate of Dan L. Duncan, Deceased

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		382,500

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		103,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		382,500

WITH	10	SHARED DISPOSITIVE POWER

		103,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	485,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON

	OO - estate
1 Numbers reported on this page exclude all Units and Common Units beneficially owned by the Dan Duncan LLC Voting Trust and the EPCO, Inc. Voting Trust. The Estate of Dan L. Duncan (the “Estate”) disclaims beneficial ownership of such Units and Common Units. Additionally, Dr. Ralph S. Cunningham and Richard H. Bachmann, each independent co-executors of the Estate, disclaim beneficial ownership of all interests held by the Estate.

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DD Securities LLC 26-1585743

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		103,100

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		103,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	103,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Company (formerly EPCO, Inc.) 74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		99,453

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		99,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	99,453

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO/Fantome, LLC 74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		99,453

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		99,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	99,453

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO Holdings, Inc. 20-2936507

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		99,453

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		99,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	99,453

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dan Duncan LLC 76-0516773

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,783,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,783,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,783,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.6%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPE Holdings, LLC 13-4297068

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,783,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,783,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,783,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.6%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise GP Holdings L.P. 20-2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,783,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,783,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,783,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.6%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products GP, LLC 76-0568221

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,783,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,783,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,783,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.6%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Partners L.P. 76-0568219

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,783,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,783,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,783,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.6%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products OLPGP, Inc. 83-0378402

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,783,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,783,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,783,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.6%

14	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Operating LLC 26-0430539

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,783,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,783,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,783,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.6%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products GTM, LLC 20-0534075

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,783,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,783,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,783,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.6%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise GTMGP, LLC 20-0269588

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,783,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,783,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,783,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.6%

14	TYPE OF REPORTING PERSON

	OO - limited liability company

SCHEDULE 13D

CUSIP No.	265026 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise GTM Holdings L.P. 76-0568220

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,783,587

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		33,783,587

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	33,783,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	58.6%

14	TYPE OF REPORTING PERSON

	PN

Item 1. Security and Issuer.
     This Schedule 13D relates to the common units representing limited partner interests (the “Common Units” or the “Units”) in Duncan Energy Partners L.P., a Delaware limited partnership (the “Issuer” or “DEP”), whose principal executive offices are located at 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     This Schedule 13D represents (i) Amendment No. 6 to the Schedule 13D originally filed by certain reporting persons with the Commission on February 16, 2007, as amended by Amendment No. 1 thereto, filed February 29, 2008, Amendment No. 2 thereto, filed December 18, 2008, Amendment No. 3 thereto, filed on April 30, 2009, Amendment No. 4 thereto, filed June 19, 2009, Amendment No. 5 thereto, filed July 15, 2009 (the “Original Schedule 13D”), and (ii) Amendment No. 1 to the Schedule 13D originally filed by other reporting persons with the Commission on April 8, 2010 following the death of Dan L. Duncan on March 29, 2010 (the “Duncan Trustee 13D”). This Schedule 13D is also being filed initially by the Estate of Dan L. Duncan as successor of Dan L. Duncan, the independent co-executors of which were appointed on April 27, 2010, as successor of Dan L. Duncan and as a group member (no longer a 5% beneficial owner separately).
Item 2. Identity and Background.
     Item 2 of the Original Schedule 13D and the Duncan Trustee 13D is hereby amended and restated to read in its entirety as follows:
     This Schedule 13D is being filed by: (i) Randa Duncan Williams, a citizen of the United States residing in Houston, Texas (“Ms. Williams”); (ii) the voting trustees (the “DD LLC Trustees”) of the Dan Duncan LLC Voting Trust (the “DD LLC Voting Trust”) pursuant to the Dan Duncan LLC Voting Trust Agreement by and among Dan Duncan LLC, Dan L. Duncan as the sole member and Dan L. Duncan as the initial voting trustee (the “DD Trust Agreement”); (iii) the voting trustees (the “EPCO Trustees”) of the EPCO, Inc. Voting Trust (the “EPCO Voting Trust”) pursuant to the EPCO, Inc. Voting Trust Agreement, by and among EPCO, Inc., Dan L. Duncan as the shareholder and Dan L. Duncan as the initial voting trustee (the “EPCO Trust Agreement”); (iv) the estate of Dan L. Duncan (the “Estate”) by the independent co-executors of the Estate (the “Executors”); (v) DD Securities LLC, a Texas limited liability company (“DD Securities”); (vi) Enterprise Products Company (formerly EPCO, Inc.), a Texas corporation (“EPCO”); (vii) EPCO/Fantome, LLC, a Delaware limited liability company (“Fantome”), (viii) EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”); (ix) Dan Duncan LLC, a Texas limited liability company (“DD LLC”); (x) EPE Holdings, LLC, a Delaware limited liability company (“EPE GP”); (xi) Enterprise GP Holdings L.P., a Delaware limited partnership (“EPE”); (xii) Enterprise Products GP, LLC, a Delaware limited liability company (“EPD GP”), (xiii) Enterprise Products Partners L.P., a Delaware limited partnership (“EPD”); (xiv) Enterprise Products OLPGP, Inc., a Delaware corporation (“OLPGP”); (xv) Enterprise Products Operating LLC, a Texas limited liability company (successor to Enterprise Products Operating L.P.) (“EPO”); (xvi) Enterprise Products GTM, LLC, a Delaware limited liability company (“GTM LLC”); (xvii) Enterprise GTMGP, LLC, a Delaware limited liability company (“GTMGP”); and (xviii) Enterprise GTM Holdings L.P., a Delaware limited partnership (“Enterprise GTM,” and together with Ms. Williams, the DD LLC Trustees, the EPCO Trustees, the Estate, DD Securities, EPCO, Fantome, EPCO Holdings, DD LLC, EPE GP, EPE, EPD GP, EPD, OLPGP, EPO, GTM LLC and GTMGP, the “Reporting Persons”). Unless otherwise defined herein, capitalized terms used herein shall have the meaning set forth in the Original Schedule 13D or the Duncan Trustee 13D, as applicable.
     Ms. Williams is a voting trustee of each of the DD LLC Voting Trust and the EPCO Voting Trust, an independent co-executor of the Estate and a beneficiary of the Estate. Ms. Williams is currently Chairman and a Director of EPCO. The business address of Ms. Williams is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The DD LLC Trustees are voting trustees that collectively hold record ownership of the sole membership interest in DD LLC, on behalf of the Estate as the economic owner of the membership interests succeeding Dan L. Duncan. The voting trustees under the DD Trust Agreement consist of up to three trustees. The current DD LLC Trustees are: (1) Ms. Williams, a daughter of Dan L. Duncan; (2) Dr. Ralph S. Cunningham; and (3) Mr. Richard H. Bachmann. Dr. Cunningham and Mr. Bachmann are also currently directors of DEP Holdings, LLC, a Delaware limited liability company and the sole general partner of the Issuer (“DEP Holdings”). The DD LLC Trustees collectively obtained record ownership of the membership interests of DD LLC on March 29, 2010 as a result of the passing of Dan L. Duncan. The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the DD Trust Agreement and to reimbursement and indemnification. The DD Trust Agreement is governed by Texas law. The address of the DD LLC Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The EPCO Trustees are voting trustees that collectively hold record ownership of a majority of the outstanding shares of Class A Common Stock, the only class of capital stock with voting rights (the “Class A Common Stock”), in EPCO, on behalf of the Estate as the economic owner succeeding Dan L. Duncan. The voting trustees under the EPCO Trust Agreement consist of up to three voting trustees. The current EPCO Trustees are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The EPCO Trustees collectively obtained record ownership of the Class A Common Stock of EPCO on March 29, 2010 as a result of the passing of Dan L. Duncan. The EPCO Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the EPCO Trust Agreement and to reimbursement and indemnification. The EPCO Trust Agreement is governed by Texas law. The address of the EPCO Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The independent co-executors of the Estate were appointed on April 27, 2010. The current independent co-executors of the Estate are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The business address of the Estate and the Executors is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Dr. Cunningham is currently the President and Chief Executive Officer of EPE Holdings. Dr. Cunningham is also a Vice Chairman and a Director of EPCO, and Executive Vice President and a Manager of DD LLC. Dr. Cunningham is a U.S. citizen.
     Mr. Bachmann is currently the Executive Vice President and Chief Legal Officer of EPD GP. Mr. Bachmann is also currently Chief Executive Officer, President, Chief Legal Officer and a Director of EPCO, and Executive Vice President, Chief Legal Officer, Secretary and a Manager of DD LLC. Mr. Bachmann is a U.S. citizen.
     DD Securities is an entity currently owned of record by the Estate, its sole member. DD Securities has no independent operations, and its principal function is to hold personal investments of Dan Duncan now owned by the Estate. DD Securities’ principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPCO is an entity, a portion of whose capital stock is owned by the Estate through its ownership interest in the Class A Common Stock of EPCO. However, EPCO is controlled by the EPCO Trustees, who collectively hold record ownership of a majority of the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to EPD and EPD GP in its capacity as general partner of EPD. In addition, EPCO provides employees and management and administrative services to certain other entities, including the Issuer, EPE, EPE GP, and DEP Holdings. In addition, EPCO owns and operates a trucking business that provides transportation services to the NGL and petrochemical industry. EPCO’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Fantome is a wholly owned subsidiary of EPCO. Fantome has no independent operations, and its principal function is to act as financing subsidiary of EPCO in connection with certain real estate utilized by EPCO. Fantome’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     DD LLC is an entity currently owned economically by the Estate. However, DD LLC is controlled by the DD LLC Trustees through their collective holding of the sole membership interest in DD LLC. DD LLC owns 100% of the membership interests in EPE GP. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold the membership interests in (i) EPE GP, (ii) EPE, (iii) DFI Holdings, LLC, a

Delaware limited liability company (“DFI Holdings”) and (iv) other personal investments of Dan Duncan now owned economically by the Estate. DD LLC’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPE GP owns a 0.01% general partner interest in EPE. EPE GP has no independent operations, and its principal function is to directly and indirectly hold general partner interests in EPE. EPE GP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPE owns 100% of the equity interests in EPD GP. EPE has no independent operations, and its principal functions are to directly hold a 100% membership interest in EPD GP and Common Units of EPD, as well as an ownership interest in the general partner and Common Units of Energy Transfer Equity, L.P. EPE’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPD GP owns a 2.0% general partner interest in EPD. EPD GP acts as the general partner of EPD. EPD GP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPD owns 100% of the equity interests in OLPGP and 99.999% of the membership interests in EPO. EPD has no independent operations, and its principal functions are to directly and indirectly hold membership interests in EPO. EPD’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     OLPGP owns 0.001% of the membership interests in EPO. OLPGP has no independent operations, and its principal functions are to directly and indirectly hold membership interests in EPO and other affiliates of EPD. OLPGP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPO is an indirect wholly owned subsidiary of EPD and owns 100% of the membership interests in GTM LLC. EPO’s principal business includes: natural gas gathering, processing, transportation and storage; NGL fractionation (or separation), transportation, storage and import and export terminaling; crude oil transportation; and offshore production platform services. EPO also directly holds ownership interests in GTM LLC and DEP Holdings. EPO’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     GTM LLC owns 100% of the membership interests in GTMGP. GTM LLC has no independent operations, and its principal functions are to directly hold membership interests in GTMGP. GTM LLC’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     GTMGP owns a 1.0% general partner interest in Enterprise GTM. GTMGP acts as the general partner of Enterprise GTM. GTMGP’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Enterprise GTM is an indirect wholly owned subsidiary of EPO. Enterprise GTM has no independent operations, and its principal functions are to directly hold the limited partner interests in the Issuer and certain equity interests of other affiliates of EPO. Enterprise GTM’s principal business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO, Fantome, EPCO Holdings, and OLPGP, and the managers and executive officers of DD Securities, DD LLC, EPE GP, EPD GP, EPO, GTM LLC and GTMGP (collectively, the “Listed Persons”).
     During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Original Schedule 13D is hereby amended to add each of the following paragraphs, and Item 3 of the Duncan Trustee 13D is hereby amended to add the final paragraph below:

     On June 23, 2009, EPCO Holdings purchased 99,453 Units in a private sale at a price of $15.58 per Unit. On June 24, 2009, Mr. Duncan purchased 62,000 Units on the open market at an average price of $15.9096 per Unit. On June 25, 2009, Mr. Duncan purchased 38,000 Units on the open market at an average price of $15.9815 per Unit. The source of funds used to purchase such Units was cash on hand.
     Upon the passing of Dan L. Duncan on March 29, 2010, voting control of the membership interest of DD LLC was transferred to the DD LLC Trustees pursuant to the DD Trust Agreement among DD LLC, Dan L. Duncan, as member, and Dan L. Duncan, as initial sole voting trustee.
     Upon the passing of Dan L. Duncan on March 29, 2010, voting control of a majority of Dan L. Duncan’s Class A Common Stock of EPCO was transferred to the EPCO Trustees pursuant to the EPCO Trust Agreement among EPCO, Dan L. Duncan as a shareholder, and Dan L. Duncan as the voting trustee.
     The Estate acquired beneficial ownership of certain Common Units without consideration in connection with the death of Mr. Duncan. The Executors were appointed on April 27, 2010.
Item 4. Purpose of the Transaction.
     Item 4 of the Original Schedule 13D is hereby amended to add each of the following paragraphs, and Item 4 of the Duncan Trustee 13D is hereby amended to add the penultimate paragraph below:
     As disclosed in Item 3, the DD LLC Trustees obtained record ownership of the sole membership interest in DD LLC on March 29, 2010 as a result of the passing of Dan L. Duncan. The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the DD Trust Agreement and to reimbursement and indemnification.
     The EPCO Trustees obtained record ownership of a majority of the Class A Common Stock of EPCO on March 29, 2010 as a result of the passing of Dan L. Duncan. The EPCO Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the EPCO Trust Agreement and to reimbursement and indemnification.
     The Executors were appointed on April 27, 2010, and collectively on behalf of the Estate obtained beneficial ownership of the Units held by DD Securities and other Units that passed directly to the Estate as a result of the death of Mr. Duncan.
     Other than described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.
Item 5. Interests in Securities of the Issuer.
     Item 5 of each of the Original Schedule 13D and the Duncan Trustee 13D are hereby amended and restated in their entirety as follows:
     (a) and (b) As set forth herein, Randa Duncan Williams may be deemed to have beneficial ownership of 34,425,140 Units, representing approximately 59.7% of the outstanding Units, including Units deemed beneficially owned through her indirect influence as one of three voting trustees controlling EPCO and DD LLC or as one of three independent co-executors of the Estate. Ms. Williams has shared voting and dispositive power over the 34,425,140 Units consisting of: (i) the 33,783,587 Units beneficially owned by DD LLC; (ii) the 99,453 Units beneficially owned by EPCO; (iii) the 50,000 Units owned by Alkek and Williams, Ltd., an affiliate of Ms. Williams; (iv) the 4,500 Units owned by Ms. Williams’ spouse; (v) the 2,000 Units held jointly by Ms. Williams and her spouse; and (vi) the 485,600 Units beneficially owned by the Estate. Ms. Williams disclaims beneficial ownership of the Units beneficially owned by the EPCO Trustees, the DD LLC Trustees and the Estate except to the extent of her voting and dispositive interests in such Units.

     As set forth herein, pursuant to the DD LLC Trust Agreement, the DD LLC Trustees have shared voting and dispositive power over the 33,783,587 Units beneficially owned by DD LLC, representing approximately 58.6% of the outstanding Units. DD LLC owns the general partner of EPE, which owns the general partner of EPD, which owns indirectly all of the partnership interests of Enterprise GTM, which owns 33,785,587 Units. Except as set forth in the DD LLC Trust Agreement, voting with respect to membership interests of DD LLC by the DD LLC Trustees is by majority vote.
     As set forth herein, the EPCO Trustees have shared voting and dispositive power over the 99,453 Units beneficially owned by EPCO, representing approximately 0.2% of the outstanding Units. The Units beneficially owned by EPCO consist of the 99,453 Units owned by its wholly owned subsidiary, EPCO Holdings Inc. Except as set forth in the EPCO Trust Agreement, voting with respect to Class A Common Stock by the EPCO Trustees is by majority vote.
     As set forth herein, the Executors on behalf of the Estate collectively have beneficial ownership over the 485,600 Units beneficially owned by the Estate, representing approximately 0.8% of the outstanding Units. These Units consist of (i) 382,500 Units owned directly by the Estate and (ii) 103,100 Units owned directly by DD Securities.
     Enterprise GTM holds directly 33,783,587 Units, representing 58.6% of the outstanding Units. As set forth herein, Enterprise GTM has shared voting and dispositive power over the 33,783,587 Units it directly owns.
     GTMGP holds no Units directly, but is the sole general partner of Enterprise GTM, and as such has an indirect beneficial ownership in the 33,783,587 Units owned directly by Enterprise GTM. As set forth herein, GTMGP, as the sole general partner of Enterprise GTM, has shared voting and dispositive power over the 33,783,587 Units owned directly by Enterprise GTM.
     GTM LLC holds no Units directly, but is the sole member of GTMGP, and as such has an indirect beneficial ownership in the 33,783,587 Units owned directly by Enterprise GTM. As set forth herein, GTM LLC, as the sole member of GTMGP, has shared voting and dispositive power over the 33,783,587 Units owned directly by Enterprise GTM.
     EPO holds no Units directly, but is the sole member of GTM LLC, and as such has an indirect beneficial ownership in the 33,783,587 Units owned directly by Enterprise GTM. As set forth herein, EPO has shared voting and dispositive power over the 33,783,587 Units owned directly by Enterprise GTM.
     OLPGP holds no Units directly, but is the sole manager of EPO and owns a 0.001% membership interest in EPO. Accordingly, OLPGP has an indirect beneficial ownership in the 33,783,587 Units owned directly by Enterprise GTM. As set forth herein, OLPGP, as sole manager of EPO, has shared voting and dispositive power over the 33,783,587 Units owned directly by Enterprise GTM.
     EPD holds no Units directly, but is the sole stockholder of OLPGP, and as such has an indirect beneficial ownership in the 33,783,587 Units owned directly by Enterprise GTM. As set forth herein, EPD, as the sole stockholder of OLPGP, has shared voting and dispositive power over the 33,783,587 Units owned directly by Enterprise GTM.
     EPD GP holds no Units directly, but is the 2.0% general partner of EPD, and as such has an indirect beneficial ownership in the 33,783,587 Units owned directly by Enterprise GTM. As set forth herein, EPD GP, as general partner of EPD, has shared voting and dispositive power over the 33,783,587 Units owned directly by Enterprise GTM.
     EPE holds no Units directly, but is the sole member of EPD GP and as such has an indirect beneficial ownership in the 33,783,587 Units owned directly by Enterprise GTM. As set forth herein, EPE, as sole member of EPD GP, has shared voting and dispositive power over the 33,783,587 Units owned directly by Enterprise GTM.
     EPE GP holds no Units directly, but is the 0.01% general partner of EPE and as such has an indirect beneficial ownership in the 33,783,587 Units owned directly by Enterprise GTM. As set forth herein, EPE GP, as general partner of EPE, has shared voting and dispositive power over the 33,783,587 Units owned directly by Enterprise GTM.

     DD LLC holds no Units directly, but is the sole member of EPE GP. Therefore, both DD LLC and the DD LLC Trustees have an indirect beneficial ownership in the 33,783,587 Units owned directly by Enterprise GTM. As set forth herein, the DD LLC Trustees have shared voting and dispositive power over the 33,783,587 Units owned directly by Enterprise GTM.
     DD Securities holds directly 103,100 Units, representing approximately 0.2% of the outstanding Units. As set forth herein, DD Securities, the Estate and Ms. Williams have shared voting and dispositive power over the 103,100 Units held by DD Securities.
     The aforementioned ownership amounts of Units by the Reporting Persons are as of May 4, 2010, our most recent practicable date for this filing on Schedule 13D. The percentage ownership amounts are based on the 57,693,720 Units outstanding as reported by the Issuer.
     (c) Except as otherwise set forth herein or below, none of the Reporting Persons has effected any transactions in Units in the past 60 days.
     (d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Units beneficially owned by the Reporting Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of each of the Original Schedule 13D and the Duncan Trustee 13D are hereby amended and restated in their entirety as follows:
     On July 10, 2009, the Issuer agreed to repurchase 943,400 Units from Enterprise GTM pursuant to a common unit purchase agreement with EPO and Enterprise GTM (pursuant to the exercise of an underwriters’ overallotment option in connection with a public offering of Units by the Issuer), such number of Units is equal to the number of Units concurrently sold to the public with the closing by the Issuer of the overallotment option. The price per Unit repurchased by the Issuer from Enterprise GTM is equal to the net price per Unit, after deducting underwriting discounts and commissions, that the Issuer received from the exercise of such option.
     The information set forth under Items 3, 4 and 5 are incorporated by reference in this Item 6.
Item 7. Material to be Filed as Exhibits.
Item 7 of each of the Original Schedule 13D and the Duncan Trustee 13D are hereby amended and restated in their entirety as follows:

99.1	Purchase and Sale Agreement dated as of December 8, 2008 by and among (a) Enterprise Products Operating LLC and Enterprise GTM Holdings L.P. as the Seller Parties and (b) Duncan Energy Partners L.P., DEP Holdings, LLC, DEP Operating Partnership, L.P. and DEP OLP GP, LLC as the Buyer Parties (incorporated by reference to Exhibit 10.1 to the Form 8-K filed December 8, 2008).

99.2	Unit Purchase Agreement, dated as of December 8, 2008, by and between Duncan Energy Partners L.P. and Enterprise Products Operating LLC (incorporated by reference to Exhibit 10.9 to the Form 8-K filed December 8, 2008).

99.3	Amended and Restated Agreement of Limited Partnership of Duncan Energy Partners L.P., dated February 5, 2007 (incorporated by reference to Exhibit 3.1 to Form 8-K filed February 5, 2007).

99.4	Amendment No. 1 to the Amended and Restated Agreement of Limited Partnership of Duncan Energy Partners L.P. dated December 27, 2007 (incorporated by reference to Exhibit 3.1 to Form 8-K/A filed January 3, 2008).

99.5	Amendment No. 2 to the Amended and Restated Agreement of Limited Partnership of Duncan Energy Partners L.P. dated November 6, 2008 (incorporated by reference to Exhibit 3.4 to Form 10-Q filed November 10, 2008).

99.6	Third Amendment to Amended and Restated Partnership Agreement of Duncan Energy Partners L.P. dated as of December 8, 2008 (incorporated by reference to Exhibit 3.1 to the Form 8-K filed December 8, 2008).

99.7	Fourth Amendment to the Amended and Restated Agreement of Limited Partnership of Duncan Energy Partners L.P. dated June 15, 2009 (incorporated by reference to Exhibit 3.1 to Form 8-K filed June 15, 2009).

99.8	Common Unit Purchase Agreement dated as of June 15, 2009 by and among Enterprise Products Operating LLC and Enterprise GTM Holdings L.P. as the Sellers and Duncan Energy Partners L.P. as the Buyer (incorporated by reference to Exhibit 1.2 to the Form 8-K filed June 18, 2009).

99.9*	Joint Filing Agreement among the Reporting Persons dated May 18, 2010.

*	- Filed herewith.

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2010	RANDA DUNCAN WILLIAMS

	By:	/s/ Randa Duncan Williams

Dated: May 18, 2010	The DD LLC TRUSTEES pursuant to the Dan Duncan LLC
Voting Trust Agreement

	By:	/s/ Randa Duncan Williams Randa Duncan Williams
Trustee

/s/ Ralph S. Cunningham Dr. Ralph S. Cunningham
Trustee

/s/ Richard H. Bachmann Richard H. Bachmann
Trustee

Dated: May 18, 2010	The EPCO TRUSTEES pursuant to the EPCO, Inc. Voting
Trust Agreement

	By:	/s/ Randa Duncan Williams Randa Duncan Williams
Trustee

/s/ Ralph S. Cunningham Dr. Ralph S. Cunningham
Trustee

/s/ Richard H. Bachmann Richard H. Bachmann
Trustee
Duncan Energy Partners LP Schedule 13D Signature Page

Dated: May 18, 2010	The ESTATE of DAN L. DUNCAN

	By:	/s/ Randa Duncan Williams Randa Duncan Williams
Independent Co-Executor

/s/ Ralph S. Cunningham Dr. Ralph S. Cunningham
Independent Co-Executor

/s/ Richard H. Bachmann Richard H. Bachmann
Independent Co-Executor

Dated: May 18, 2010	DD SECURITIES LLC

	By:	/s/ W. Randall Fowler W. Randall Fowler
Executive Vice President, Chief Financial Officer
and Treasurer

Dated: May 18, 2010	ENTERPRISE PRODUCTS COMPANY

	By:	/s/ Richard H. Bachmann Richard H. Bachmann
Chief Executive Officer, President and
Chief Legal Officer

Dated: May 18, 2010	EPCO/FANTOME, LLC

	By:	/s/ Richard H. Bachmann Richard H. Bachmann
Executive Vice President, Chief Legal Officer
and Secretary

Dated: May 18, 2010	EPCO HOLDINGS, INC

	By:	/s/ Richard H. Bachmann Richard H. Bachmann
Executive Vice President, Chief Legal Officer
and Secretary
Duncan Energy Partners LP Schedule 13D Signature Page

Dated: May 18, 2010	DAN DUNCAN LLC

	By:	/s/ Richard H. Bachmann Richard H. Bachmann
Executive Vice President, Chief Legal Officer
and Secretary

Dated: May 18, 2010	EPE HOLDINGS, LLC

	By:	Dan Duncan LLC, its sole member

	By:	/s/ Richard H. Bachmann Richard H. Bachmann
Executive Vice President, Chief Legal Officer
and Secretary

Dated: May 18, 2010	ENTERPRISE GP HOLDINGS L.P.

	By:	EPE Holdings, LLC, its general partner

	By:	Dan Duncan LLC, its sole member

	By:	/s/ Richard H. Bachmann Richard H. Bachmann
Executive Vice President, Chief Legal Officer
and Secretary

Dated: May 18, 2010	ENTERPRISE PRODUCTS GP, LLC

	By:	/s/ Richard H. Bachmann Richard H. Bachmann
Executive Vice President, Chief Legal Officer
and Secretary

Dated: May 18, 2010	ENTERPRISE PRODUCTS PARTNERS L.P.

	By:	Enterprise Products GP, LLC, its general partner

	By:	/s/ Richard H. Bachmann Richard H. Bachmann
Executive Vice President, Chief Legal Officer
and Secretary

Dated: May 18, 2010	ENTERPRISE PRODUCTS OLPGP, INC.

	By:	/s/ Richard H. Bachmann Richard H. Bachmann
Executive Vice President, Chief Legal Officer
and Secretary
Duncan Energy Partners LP Schedule 13D Signature Page

Dated: May 18, 2010	ENTERPRISE PRODUCTS OPERATING LLC

	By:	Enterprise Products OLPGP, Inc., its sole manager

	By:	/s/ Richard H. Bachmann Richard H. Bachmann
Executive Vice President, Chief Legal Officer
and Secretary

Dated: May 18, 2010	ENTERPRISE PRODUCTS GTM, LLC

	By:	/s/ Darryl E. Smith Darryl E. Smith
Manager

Dated: May 18, 2010	ENTERPRISE GTMGP, LLC

	By:	/s/ Michael A. Creel Michael A. Creel
Executive Vice President and Chief Financial Officer

Dated: May 18, 2010	ENTERPRISE GTM HOLDINGS L.P.

	By:	Enterprise GTMGP, LLC, its general partner

	By:	/s/ Michael A. Creel Michael A. Creel
Executive Vice President and Chief Financial Officer
Duncan Energy Partners LP Schedule 13D Signature Page

APPENDIX A
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
ENTERPRISE PRODUCTS OLPGP, INC.
     Directors and Executive Officers of Enterprise Products OLPGP, Inc. (“OLPGP”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of OLPGP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with OLPGP; Other Present Principal Occupation
Michael A. Creel	President, Chief Executive Officer and Director;

President, Chief Executive Officer and Director of Enterprise Products GP, LLC and Director of DEP Holdings, LLC; Executive Vice President, Chief Financial Officer and Director of Enterprise GTMGP, LLC

Richard H. Bachmann	Executive Vice President, Secretary, Chief Legal Officer and Director;

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC, EPE Holdings, LLC and Enterprise GTMGP, LLC; Executive Vice President, Chief Legal Officer, Secretary and Manager of both Dan Duncan LLC and DD Securities LLC; Director of DEP Holdings, LLC

W. Randall Fowler	Executive Vice President, Chief Financial Officer and Director;

Executive Vice President, Chief Financial Officer and Director of Enterprise Products GP, LLC; Chief Executive Officer, President and Director of DEP Holdings, LLC; Director, Executive Vice President and Chief Financial Officer of EPE Holdings, LLC; Executive Vice President, Chief Financial Officer, and Treasurer and Manager of both Dan Duncan LLC and DD Securities LLC; Senior Vice President and Treasurer of Enterprise GTMGP, LLC

A. J. Teague	Executive Vice President;

Executive Vice President, Chief Commercial Officer and Director of Enterprise Products GP, LLC and DEP Holdings, LLC; Executive Vice President of Enterprise GTMGP, LLC

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC and EPE Holdings, LLC; Executive Vice President of DEP Holdings, LLC; Senior Vice President of Enterprise GTMGP, LLC

Appendix A - 1

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC
     Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation
Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary, and Manager;

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC, EPE Holdings, LLC and EPCO Holdings; Executive Vice President, Chief Legal Officer, Secretary, and Manager of DD Securities LLC; President, Chief Executive Officer, Chief Legal Officer and Director of EPCO; Director of DEP Holdings, LLC

Ralph S. Cunningham	Executive Vice President and Manager;

Executive Vice President and Manager of DD Securities LLC; Director of Enterprise Products GP, LLC; President, CEO and Director of EPE Holdings, LLC; Vice Chairman and Director of EPCO;

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of DD Securities LLC; Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; Chief Financial Officer and Director of EPCO; and President, Chief Executive Officer and Director of EPCO Holdings; President, Chief Executive Officer and Director of DEP Holdings, LLC

Appendix A - 2

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DD SECURITIES LLC
     Managers and Executive Officers of DD Securities LLC. Set forth below is the name, current business address, citizenship, position with DD Securities LLC and the present principal occupation or employment of each manager and executive officer of DD Securities LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD Securities LLC; Other Present Principal Occupation
Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary, and Manager;

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC, EPE Holdings, LLC and EPCO Holdings; Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC; President, Chief Executive Officer, Chief Legal Officer and Director of EPCO;

Ralph S. Cunningham	Executive Vice President and Manager;

Executive Vice President and Manager of Dan Duncan LLC; Director of Enterprise Products GP, LLC; President, CEO and Director of EPE Holdings, LLC; Vice Chairman and Director of EPCO;

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC; Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; Chief Financial Officer and Director of EPCO and President, Chief Executive Officer and Director of EPCO Holdings;

Appendix A - 3

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
ENTERPRISE PRODUCTS COMPANY
     Directors and Executive Officers of Enterprise Products Company (“EPCO”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO, Other Present Principal Occupation
Randa Duncan Williams	Chairman and Director;

Co-Chairman of EPCO Holdings, Inc, and Director of EPE Holdings, LLC

Richard H. Bachmann	Chief Executive Officer, President, Chief Legal Officer, and Director;

Executive Vice President, Chief Legal Officer, Secretary, and Director of EPCO Holdings, Inc., Enterprise Products GP, LLC, and EPE Holdings, LLC; Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC and DD Securities LLC

Ralph S. Cunningham	Vice Chairman and Director;

Executive Vice President and Manager of Dan Duncan LLC and DD Securities LLC; Director of Enterprise Products GP, LLC; President, CEO and Director of EPE Holdings, LLC

Michael A. Creel	Director;

Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings, Inc., ; President, CEO and Director of Enterprise Products GP, LLC

W. Randall Fowler	Chief Financial Officer and Director;

President, Chief Executive Officer and Director of EPCO Holdings, Inc.; Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC; Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

Appendix A - 4

Name	Position with EPCO, Other Present Principal Occupation
William Ordemann	Executive Vice President and Chief Operating Officer; Executive Vice President and Chief Operating Officer of EPCO Holdings, Inc., Enterprise Products GP, LLC, and EPE Holdings, LLC

Patricia A. Totten	Vice President, General Counsel and Secretary

Appendix A - 5

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO/FANTOME, LLC
     Directors and Executive Officers of EPCO/Fantome, LLC (“Fantome”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Fantome. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with Fantome; Other Present Principal Occupation
Randa Duncan Williams	Co-Chairman;

Chairman and Director of EPCO, Co-Chairman of EPCO Holdings, and Director of EPE Holdings, LLC

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Director;

Chief Executive Officer, President, Chief Legal Officer, and Director of EPCO, Executive Vice President, Chief Legal Officer, Secretary, and Director of EPCO Holdings, Enterprise Products GP, LLC, and EPE Holdings, LLC and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer, and Director;

Director of EPCO, Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings, President and CEO and Director of Enterprise Products GP, LLC,

W. Randall Fowler	President, Chief Executive Officer, and Director;

Chief Financial Officer and Director of EPCO, President, Chief Executive Officer and Director of EPCO Holdings, Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

Appendix A - 6

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO HOLDINGS, INC.
     Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO Holdings. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings, Other Present Principal Occupation
Randa Duncan Williams	Co-Chairman;

Director of EPE Holdings, LLC; Chairman and Director of EPCO;

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary, and Director

Executive Vice President, Chief Legal Officer, Secretary, and Director of Enterprise Products GP, LLC, and EPE Holdings, LLC; Chief Executive Officer, President, Chief Legal Officer and Director of EPCO; Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer, and Director;

Director of EPCO; President, CEO and Director of Enterprise Products GP, LLC;

W. Randall Fowler	President, Chief Executive Officer and Director;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC; Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; Chief Financial Officer and Director of EPCO;

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC, EPE Holdings, LLC and EPCO.

Appendix A - 7

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPE HOLDINGS, LLC
     Directors and Officers of EPE Holdings, LLC (“EPE GP”). Set forth below is the name, current business address, citizenship, position with EPE GP and the present principal occupation or employment of each manager and executive officer of EPE GP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPE GP; Other Present Principal Occupation
Randa Duncan Williams	Director;

Co-Chairman of EPCO Holdings, Inc.; Director and Chairman of EPCO

Richard H. Bachmann	Director, Executive Vice President, Chief Legal Officer and Secretary;

Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC and DD Securities LLC, Director of DEP Holdings, LLC; Director and Executive Vice President, Chief Legal Officer and Secretary of Enterprise Products GP, LLC and EPCO Holdings, Inc.; President, Chief Executive Officer, Chief Legal Officer and Director of EPCO

W. Randall Fowler	Director, Executive Vice President and Chief Financial Officer;

Manager and Executive Vice President, Chief Financial Officer and Treasurer of Dan Duncan LLC and DD Securities LLC, Director and President and Chief Executive Officer of DEP Holdings, LLC; Director, Executive Vice President and Chief Financial Officer of Enterprise Products GP, LLC; Chief Financial Officer and Director of EPCO, President and Chief Executive Officer of EPCO Holdings, Inc.

Ralph S. Cunningham	Director, President and Chief Executive Officer

Manager and Executive Vice President of DD Securities LLC and Dan Duncan LLC; Director of DEP Holdings, LLC and Enterprise Products GP, LLC; Director and Vice Chairman of EPCO

O.S. Andras	Director

Thurman Andress	Director

Charles E. McMahen	Director

Edwin E. Smith	Director

Michael A. Creel	Director;

President and CEO and Director of Enterprise Products GP, LLC, Director of EPCO

Appendix A - 8

Name	Position with EPE GP; Other Present Principal Occupation
A. James Teague	Director;

Executive Vice President and Director of Enterprise Products GP, LLC

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President of DEP Holdings, LLC; Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC, EPCO Holdings, Inc., and EPCO

Appendix A - 9

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
ENTERPRISE PRODUCTS GP, LLC
     Managers and Executive Officers of Enterprise Products GP, LLC (“EPD GP”). Set forth below is the name, current business address, citizenship, position with EPD GP and the present principal occupation or employment of each manager and executive officer of EPD GP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPD GP; Other Present Principal Occupation
Randa Duncan Williams	Chairman and Director;

Chairman and Director of EPCO, Co-Chairman of EPCO Holdings, and Director of EPE Holdings, LLC

Michael A. Creel	Vice Chairman;

President, Chief Executive Officer and Director of Enterprise Products OLPGP, Inc.; Director of DEP Holdings, LLC; Executive Vice President, Chief Financial Officer and Director of Enterprise GTMGP, LLC

Richard H. Bachmann	Chief Executive Officer, President, Chief Legal Officer and Director;

Executive Vice President, Chief Legal Officer, Secretary and Director of EPE Holdings, LLC, Enterprise Products OLPGP, Inc. and Enterprise GTMGP, LLC; Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC and DD Securities LLC; Director of DEP Holdings, LLC

W. Randall Fowler	Vice Chairman, Chief Financial Officer and Director;

Executive Vice President, Chief Financial Officer and Director of EPE Holdings, LLC, Enterprise Products OLPGP, Inc.; President, Chief Executive Officer and Director of DEP Holdings, LLC; and Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC and DD Securities LLC; Senior Vice President and Treasurer of Enterprise GTMGP, LLC

A. James Teague	Executive Vice President, Chief Commercial Officer and Director;

Executive Vice President, Chief Commercial Officer and Director of DEP Holdings, LLC; Executive Vice President of Enterprise Products OLPGP, Inc. and Enterprise GTMGP, Inc.

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of Enterprise Products OLPGP, Inc. and EPE Holdings, LLC; Executive Vice President of DEP Holdings, LLC; Senior Vice President of Enterprise GTMGP, LLC

Patricia A. Totten	Vice President, General Counsel and Secretary;

Appendix A - 10

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
ENTERPRISE PRODUCTS OPERATING LLC
     Managers and Executive Officers of Enterprise Products OLPGP, Inc. (“OLPGP”), the sole manager of Enterprise Products Operating LLC (“EPO”). Set forth below is the name, current business address, citizenship, position with EPO and the present principal occupation or employment of each manager and executive officer of EPO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with OLPGP (sole manager of EPO); Other Present Principal Occupation
Michael A. Creel	President, Chief Executive Officer and Director;

President, Chief Executive Officer and Director of Enterprise Products GP, LLC; Director of DEP Holdings, LLC; Executive Vice President, Chief Financial Officer and Director of Enterprise GTMGP, LLC

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Director;

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC, EPE Holdings, LLC and Enterprise GTMGP, LLC; Executive Vice President, Chief Legal Officer, Secretary and Manager of both Dan Duncan LLC and DD Securities LLC; Director of DEP Holdings, LLC

W. Randall Fowler	Executive Vice President, Chief Financial Officer and Director;

Executive Vice President and Chief Financial Officer and Director of Enterprise Products GP, LLC , EPE Holdings, LLC; President, Chief Executive Officer and Director of DEP Holdings, LLC, Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC and DD Securities LLC; Senior Vice President and Treasurer of Enterprise GTMGP, LLC

A. J. Teague	Executive Vice President;

Executive Vice President, Chief Commercial Officer and Director of Enterprise Products GP, LLC and DEP Holdings, LLC; Executive Vice President of Enterprise GTMGP, LLC

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC and EPE Holdings, LLC; Executive Vice President of DEP Holdings, LLC; Senior Vice President of Enterprise GTMGP, LLC

Appendix A - 11

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
ENTERPRISE PRODUCTS GTM, LLC
     Managers and Executive Officers of Enterprise Products GTM, LLC (“GTM LLC”). Set forth below is the name, current business address, citizenship, position with GTM LLC and the present principal occupation or employment of each manager and executive officer of GTM LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with GTM LLC; Other Present Principal Occupation
Brian T. Harrison	Manager

Kari L. Johnson	Manager

Darryl E. Smith	Manager

Appendix A - 12

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
ENTERPRISE GTMGP, LLC
     Managers and Executive Officers of Enterprise GTMGP, LLC (“GTMGP”). Set forth below is the name, current business address, citizenship, position with GTMGP and the present principal occupation or employment of each manager and executive officer of GTMGP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with GTMGP; Other Present Principal Occupation
Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Director;

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC, EPE Holdings, LLC and Enterprise Products OLPGP, Inc.; Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC and DD Securities LLC; Director of DEP Holdings, LLC

Ralph S. Cunningham	Interim President, Interim Chief Executive Officer, Group Executive Vice President, and Chief Operating Officer and Director;

Executive Vice President and Manager of Dan Duncan LLC and DD Securities LLC; President, Chief Executive Officer and Director of EPE Holdings, LLC; Director of DEP Holdings, LLC and Enterprise Products GP, LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer and Director;

President, Chief Executive Officer and Director of Enterprise Products OLPGP, Inc. and Enterprise Products GP, LLC; Director of DEP Holdings, LLC

A. James Teague	Executive Vice President;

Executive Vice President, Chief Commercial Officer and Director of Enterprise Products GP, LLC and DEP Holdings, LLC; Executive Vice President of Enterprise Products OLPGP, Inc.

W. Randall Fowler	Senior Vice President and Treasurer;

Executive Vice President, Chief Financial Officer and Director of Enterprise Products GP, LLC , EPE Holdings, LLC and Enterprise Products OLPGP, Inc.; President, Chief Executive Officer and Director of DEP Holdings, LLC, Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC and DD Securities LLC

William Ordemann	Senior Vice President;

Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC, EPE Holdings, LLC and Enterprise Products OLPGP, Inc.; Executive Vice President of DEP Holdings, LLC

Appendix A - 13